(CINRAM LOGO)
2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE

FOR IMMEDIATE RELEASE

                      CINRAM REPORTS THIRD QUARTER RESULTS
                   FUND TO ENGAGE ADVISOR FOR STRATEGIC REVIEW
            (All figures in U.S. dollars unless otherwise indicated)

TORONTO (NOVEMBER 9, 2006) - Cinram International Income Fund ("Cinram" or the "Fund") (TSX: CRW.UN) today reported its third quarter financial results. The Fund's Board of Trustees also announced that it has directed management to retain a financial advisor to review strategic and financial alternatives. This will include a careful review of Cinram's business plan, growth strategy and market valuation.

"Although it does not appear that Cinram will be directly impacted by the Department of Finance's Tax Fairness Plan for Canadians, this plan will significantly change the landscape for income trusts in Canada. Given these circumstances, the Board of Trustees must consider such factors which could ultimately impact the value of the Fund," said Henri A. Aboutboul, Chairman of the Fund's Board of Trustees. "The Board of Trustees is focused on creating long-term value for unitholders. To that end, we wish to carefully evaluate and pursue strategic and financial alternatives which represent the best use of the Fund's capital, taking into account our commitment to enhance the Fund's market valuation and grow Cinram's business."

THIRD QUARTER PERFORMANCE

The Fund reported consolidated revenue of $477.2 million for the quarter ended September 30, 2006, down from $544.7 million in 2005, principally as a result of lower DVD and CD sales.

"Our results were in line with expectations of softer DVD sales in the third quarter compared to the exceptionally strong third quarter performance we reported in 2005," said Cinram Chief Executive Officer, Dave Rubenstein. "Looking out to 2007, we are confident that our customers' upcoming slate of releases will translate into DVD unit volume growth on a year-over-year basis."

Cinram generated third quarter earnings before interest, taxes and amortization (EBITA(1)) of $89.3 million compared with $118.5 million in 2005, due to lower DVD and CD volumes, increased one-time costs, and lower printing and distribution revenue, which were offset by lower raw material costs as well as cost reductions and efficiencies. As a percentage of consolidated sales, EBITA margins fell to 19 per cent from 22 per cent in the third quarter of 2005. Third quarter EBITA included unusual items of $0.8 million for transaction costs related to Cinram's May 2006 income trust reorganization.

The Fund recorded net earnings of $18.4 million or $0.32 per unit (basic) for the quarter, down from net earnings of $35.5 million or $0.62 per share (basic) for the third quarter of 2005.

YEAR-TO-DATE PERFORMANCE

Consolidated revenue for the nine months ended September 30, 2006 (year-to-date), was $1.3 billion, compared with $1.4 billion in 2005. EBITA for the nine months decreased to $215.4 million from $268.8 million in 2005. Year-to-date EBITA declined relative to 2005 as a result of lower DVD, CD and printing revenue, as well as increased costs related to Sarbanes-Oxley compliance and severance costs. EBITA for the nine months ended September 30, 2006, also included unusual items of $11.1 million related to restructuring expenses and costs incurred in relation to the May income trust reorganization.

The Fund reported net earnings of $3.7 million or $0.06 per unit (basic) for the nine months ended September 30, 2006, compared with net earnings of $44.2 million or $0.77 per share (basic) in 2005.

PRODUCT REVENUE

Third quarter DVD revenue was down 15 per cent to $237.4 million from $279.6 million in 2005 principally as a result of lower volume for some from our major customers and their comparatively strong performance in the third quarter of 2005. DVD sales remained our major source of revenue, representing 50 per cent of consolidated revenue for the third quarter compared with 51 per cent last year. For the nine months ended September 30, 2006, DVD revenue was down 10 per cent to $650.1 million from $723.2 million in 2005. On a year-to-date basis, DVD revenue accounted for 49 per cent of consolidated revenue, compared with 50 per cent in the comparable prior year period.

                      Three months ended September 30      Nine months ended September 30
                      -------------------------------   -----------------------------------
                           2006             2005              2006               2005
                      --------------   --------------   ----------------   ----------------
DVD                   $237,421    50%  $279,593    51%  $  650,087    49%  $  723,162    50%
HIGH-DEFINITION DVD      1,646    --         --    --        2,798    --           --    --
VHS                        416    --      4,068     1%       5,365     1%      14,374     1%
AUDIO CD/CD-ROM         71,823    15%    85,661    16%     198,369    15%     223,507    15%
AUDIO CASSETTE             631    --      1,176    --        1,966    --        4,539    --
PRINTING                63,349    13%    65,203    12%     145,486    11%     167,583    12%
DISTRIBUTION            66,083    14%    68,899    13%     205,575    16%     197,669    14%
MERCHANDISING           31,762     7%    30,141     5%      97,107     7%      97,353     7%
OTHER                    4,021     1%     9,910     2%      17,172     1%      19,868     1%
                      --------   ---   --------   ---   ----------   ---   ----------   ---
                      $477,152   100%  $544,651   100%  $1,323,925   100%  $1,448,055   100%
                      ========   ===   ========   ===   ==========   ===   ==========   ===

Cinram recorded third quarter and year-to-date high-definition DVD revenue of $1.6 million and $2.8 million, respectively, following the June retail launch of both formats. We replicated over 30 HD-DVD and Blu-ray titles for our customers in North America during the third quarter.

CD revenue was down 16 per cent in the third quarter to $71.8 million from $85.7 million in 2005, and decreased 11 per cent year-to-date relative to 2005, part of which was attributable to cessation of CD manufacturing operations in Louviers (France) earlier this year.

Printing revenue for the third quarter was down three per cent to $63.3 million from $65.2 million in 2005, primarily due to lower DVD and CD replication volume. For the year to date, printing revenue was down 13 per cent to $145.5 million from $167.6 million, principally as a result of lower DVD volumes for customers for whom we also provide related printing products.

Distribution revenue declined four per cent in the third quarter to $66.1 million from $68.9 million in 2005. The impact of the decline in DVD revenue on distribution was mitigated in the third quarter as some of our major customers shipped a greater proportion of units from inventory that was replicated in previous periods. On a year-to-date basis, distribution revenue increased four per cent to $205.6 million from $197.7 million in 2005, with the full nine-month contribution from new Twentieth Century Fox Home Entertainment business in Europe.

Giant Merchandising generated revenue of $31.8 million in the third quarter up six per cent from $30.1 million in 2005. For the nine months ended September 30, 2006, Giant Merchandising recorded revenue of $97.1 million compared with $97.4 million in 2005. Revenue from other non-core activities decreased to $4.0 million in the third quarter from $9.9 million in the comparable 2005 period and to $17.2 million on a year-to-date basis from $19.9 million in 2005. These activities included authoring and other preproduction services, as well as the sale of components, stampers and digital linear tapes.

GEOGRAPHIC REVENUE

North American revenue was down 12 per cent in the third quarter to $360.6 million, compared with $410.8 million in 2005, principally as a result of lower DVD and CD sales. Year-to-date, North American revenue was down 11 per cent to $981.0 million from $1.1 billion in 2005 as a result of lower DVD, CD and printing revenue. North America accounted for 76 and 74 per cent of third quarter and year-to-date consolidated revenue, respectively, compared with 75 and 76 per cent, respectively, in 2005.

European revenue decreased 13 per cent in the third quarter to $116.6 million from $133.9 million in 2005 as a result of lower DVD, CD and distribution revenue from The Entertainment Network (TEN). Year-to-date, European revenue declined marginally to $342.9 million from $345.0 million in 2005. Third quarter European revenue represented 24 per cent of consolidated sales compared with 25 per cent in the third quarter of 2005. Year-to-date, European revenue represented 26 per cent of consolidated revenue, up from 24 per cent in 2005.

OTHER FINANCIAL HIGHLIGHTS

Gross profit for the quarter and nine months ended September 30, 2006, decreased to $101.9 million and $241.3 million, respectively, from $122.9 million and $274.9 million in 2005. The decrease in gross profit was principally attributable to reduced DVD and CD business combined with lower selling prices and reduced margins from the printing business, as well as an increase in lower-margin distribution revenue. The declines were offset in part by raw material cost savings and cost reductions and efficiencies. As a percentage of consolidated revenue, gross profit decreased to 21 per cent and 18 per cent in the third quarter and year-to-date, respectively, compared with 23 per cent and 19 per cent, respectively, for both the corresponding 2005 periods. Amortization expense from capital assets, which is included in the cost of goods sold, decreased to $36.3 million and $110.0 million in the third quarter and nine months ended September 30, 2006, respectively, from $38.7 million and $115.8 million in the comparable 2005 periods.

BALANCE SHEET AND LIQUIDITY

Cinram's liquidity and balance sheet remained strong in the third quarter. The Fund had cash on hand of $108.9 million, debt of $679.1 million, resulting in a net debt position of $570.2 million at September 30, 2006. Cinram's $150-million revolving line of credit was not used during the third quarter and currently remains undrawn. Working capital was $208.4 million at September 30, 2006, relatively unchanged from June 30, 2006.

DISTRIBUTIONS

The Fund paid distributions of $40.3 million in the third quarter. Cinram's current annual distribution policy remains unchanged at C$3.25 per unit, to be paid in monthly distributions of C$0.2708 on or about the 15th day of the month to unitholders of record on the last business day of each previous month.

Cinram has declared a cash distribution of C$0.2708 per unit for the month of November 2006, payable on December 15, 2006, to unitholders of record at the close of business on November 30, 2006.

Cinram International Limited Partnership (the "Partnership") also declared a cash distribution of C$0.2708 per Class B limited partnership unit for the month of November 2006, payable on December 15, 2006, to unitholders of record at the close of business on November 30, 2006.

UNIT DATA

For the three and nine-month periods ended September 30, 2006, the basic weighted average number of units/shares and exchangeable limited partnership units outstanding was 58.2 million and 57.7 million, compared with 57.3 million and 57.1 million, respectively, in the prior year.

SUBSEQUENT EVENTS

Subsequent to quarter end, Cinram sold the land and building of its Commerce, California, facility for $22.5 million and realized a gain of $15.2 million on the disposition, which will be recorded in its fourth quarter financial results.

Also subsequent to quarter end, a majority of the Trustees of the Fund have approved an amendment to the Fund's Amended and Restated Declaration of Trust made May 5, 2006, pursuant to which Section 7.6 of the Amended and Restated Declaration of Trust was modified, with the sentence "The Chairperson shall be a Resident." deleted and replaced with the sentence "The Chairperson need not be a Resident." A First Supplemental Indenture dated as of October 13, 2006, was executed evidencing this amendment. The amendment was made pursuant to paragraph 11.1(b)(v) of the Amended and Restated Declaration of Trust.

FULL YEAR 2006 GUIDANCE

Cinram expects to generate EBITA for the year ending December 31, 2006, in the range of $335 to $340 million, including unusual items for the full year which are expected to result in a net gain of $4.1 million. Cinram also expects capital expenditures to be in the range of $70 million for the full year in 2006. This guidance does not include the impact of any future merger or unidentified restructuring charges, as well as sales and acquisitions of operating assets that may occur from time to time due to management decisions and changing business circumstances, which the Fund is currently unable to forecast.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

                                            Three Months Ended    Nine Months Ended
                                               September 30          September 30
                                            ------------------   -------------------
(unaudited, in thousands of U.S. dollars)     2006      2005       2006       2005
                                            -------   --------   --------   --------
EBITA(1)                                    $89,305   $118,549   $215,429   $268,771
                                            -------   --------   --------   --------
Amortization of capital assets              $36,332   $ 38,684   $110,041   $115,808
Amortization of intangible assets           $16,107   $ 15,944   $ 48,113   $ 48,199
Amortization of deferred financing fees     $   369   $  1,486   $  2,560   $  4,432
Write-off of deferred financing fees             --         --   $ 16,945         --
                                            -------   --------   --------   --------
EBIT(2)                                     $36,497   $ 62,435   $ 37,770   $100,332
                                            -------   --------   --------   --------
Interest expense                            $12,540   $ 12,543   $ 35,996   $ 38,926
Investment income                           $  (762)  $   (166)  $ (3,030)  $   (625)
Income taxes                                $ 6,348   $ 14,515   $  1,124   $ 17,829
                                            -------   --------   --------   --------
NET EARNINGS                                $18,371   $ 35,543   $  3,680   $ 44,202
                                            -------   --------   --------   --------


(1) EBITA is defined herein as earnings before interest expense, interest income, income taxes, amortization, and a write-off of deferred financing fees, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles
     (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, interest income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP. Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

DISTRIBUTABLE CASH(3)

Distributable cash is defined herein as adjusted cash flow from operations less the sum of capital expenditures and debt repayments and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. Distributable cash is not a defined term under GAAP. Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. The Fund excludes changes in non-cash working capital from the distributable cash amount due to the significant impact of the seasonality of the business. The Fund believes this is the most meaningful presentation to the unitholders. The second quarter 2006 distributable cash disclosures were calculated using cash flow from operations including changes in non-cash working capital.

                                                   THREE MONTHS ENDED    SIX MONTHS ENDED
(unaudited, in thousands of U.S. dollars)          SEPTEMBER 30, 2006   SEPTEMBER 30, 2006
                                                   ------------------   ------------------
Cash flow from operations                              $  31,573             $ 79,462
Add (deduct) changes in non-cash working capital          36,267               27,406
                                                       ---------             --------
Adjusted cash flow from operations                     $  67,840             $106,868
Less:
Capital expenditures                                     (17,865)             (31,125)
Debt repayments                                           (3,556)              (5,399)
                                                       ---------             --------
Distributable cash                                     $  46,419             $ 70,344
Distributions declared(4)                              $  41,143             $ 65,707
Payout ratio                                                  89%                  93%

(3) Had the Fund included the impact of changes in non-cash working capital, the payout ratio would be 405% for the three months ended September 30, 2006, and 153% for the six months ended September 30, 2006, as compared to the percentages shown in the table above.

(4) Includes distributions declared for May 2006 and June 2006. There was no distribution declared in April 2006. Had the conversion taken place, effective April 1, 2006, distributions for the six-month period would have been $80,110, representing a payout ratio of 114%.

NOVEMBER 10 CONFERENCE CALL AND WEBCAST

Cinram's management team will host a conference call to discuss its results on Friday, November 10, 2006, at 10:00 a.m. (ET). To participate, dial 1-866-249-1964. The call will also be webcast live at http://investors.cinram.com/.

ABOUT CINRAM

Cinram International Inc., an indirect wholly-owned subsidiary of the Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with the securities commissions.

FOR MORE INFORMATION:
Lyne Beauregard Fisher
Tel: (416) 321-7930
lynefisher@cinram.com

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                         SEPTEMBER 30   December 31
                                                             2006         2005
                                                         ------------   -----------
                                                          (UNAUDITED)
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                              $  108,888     $   89,921
   Accounts receivable                                       450,725        589,417
   Income taxes recoverable                                   24,388             --
   Inventories                                                56,492         45,482
   Prepaid expenses                                           22,893         20,610
   Future income taxes                                        33,982         33,835
                                                          ----------     ----------
                                                             697,368        779,265
Capital assets                                               543,456        601,481
Goodwill                                                     330,729        330,274
Intangible assets                                            197,017        241,604
Deferred financing fees                                        5,539         18,954
Other assets                                                   9,557         13,948
Future income taxes                                           29,508         28,416
                                                          ----------     ----------
                                                          $1,813,174     $2,013,942
                                                          ----------     ----------

LIABILITIES AND SHAREHOLDERS'/ UNITHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                       $  126,504     $  202,550
   Accrued liabilities                                       335,083        351,580
   Distributions payable                                      14,124             --
   Income taxes payable                                           --         15,479
   Current portion of long-term debt                          12,511         62,136
   Current portion of obligations under capital leases           721            727
                                                          ----------     ----------
                                                             488,943        632,472
Long-term debt                                               666,563        674,137
Obligations under capital leases                               2,974          3,272
Other long-term liabilities                                   55,617         55,135
Future income taxes                                           90,416        103,018

SHAREHOLDERS'/UNITHOLDERS' EQUITY:
   Fund units                                                170,816             --
   Exchangeable limited partnership units                     13,971             --
   Capital stock                                                  --        173,775
   Contributed surplus                                         4,766          4,634
   Retained earnings                                         253,607        317,121
   Foreign currency translation adjustment                    65,501         50,378
                                                          ----------     ----------
                                                             508,661        545,908
                                                          ----------     ----------
                                                          $1,813,174     $2,013,942
                                                          ----------     ----------

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit amounts)

                                              Three months             Nine months
                                           ended September 30       ended September 30
                                          --------------------   -----------------------
                                             2006       2005        2006         2005
                                          ---------   --------   ----------   ----------
Revenue                                   $ 477,152   $544,651   $1,323,925   $1,448,055
Cost of goods sold                          375,222    421,752    1,082,656    1,173,185
                                          ---------   --------   ----------   ----------
Gross profit                                101,930    122,899      241,269      274,870
Selling, general and administrative
   expenses                                  48,138     43,034      124,809      118,043
Amortization of intangible assets            16,107     15,944       48,113       48,199
Amortization of deferred financing fees         369      1,486        2,560        4,432
Unusual items                                   819         --       28,017        3,864
                                          ---------   --------   ----------   ----------
Earnings before the undernoted               36,497     62,435       37,770      100,332
Interest on long-term debt                   12,376     12,394       35,648       38,525
Other interest                                  164        149          348          401
Investment income                              (762)      (166)      (3,030)        (625)
                                          ---------   --------   ----------   ----------
Earnings before income taxes                 24,719     50,058        4,804       62,031
                                          ---------   --------   ----------   ----------
Income taxes                                  6,348     14,515        1,124       17,829
                                          ---------   --------   ----------   ----------
Net earnings                                 18,371     35,543        3,680       44,202
                                          ---------   --------   ----------   ----------
Retained earnings, beginning of period      276,379    246,263      317,121      240,367
                                          ---------   --------   ----------   ----------
Dividends declared                               --     (1,439)      (1,487)      (4,202)
                                          ---------   --------   ----------   ----------
Distributions declared                      (41,143)        --      (65,707)          --
                                          ---------   --------   ----------   ----------
Retained earnings, end of period          $ 253,607   $280,367   $  253,607   $  280,367
                                          ---------   --------   ----------   ----------
Earnings per unit or share:
   Basic                                  $    0.32   $   0.62   $     0.06   $     0.77
   Diluted                                     0.32       0.61         0.06         0.77
                                          ---------   --------   ----------   ----------
Weighted average number of units and
   exchangeable LP units outstanding,
   (common shares up to May 5, 2006)
   (in thousands):
   Basic                                     58,177     57,286       57,707       57,114
   Diluted                                   58,259     57,932       57,799       57,718
                                          ---------   --------   ----------   ----------

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, In thousands of U.S. dollars)

                                                      Three months           Nine months
                                                   ended September 30     ended September 30
                                                  -------------------   ---------------------
                                                    2006       2005        2006       2005
                                                  --------   --------   ---------   ---------
Cash provided by (used in):
OPERATING ACTIVITIES:
   Net earnings                                   $ 18,371   $ 35,543   $   3,680   $  44,202
   Items not involving cash:
      Amortization                                  52,808     56,114     160,714     168,439
      Write off of deferred financing fees              --         --      16,945          --
      Stock-based compensation                          --         62         132         425
      Future income taxes                           (3,339)        --     (14,573)         --
      Gain on disposition of capital assets             --       (669)       (408)       (741)
   Change in non-cash operating working capital    (36,267)   (52,528)     (3,231)    (90,736)
                                                  --------   --------   ---------   ---------
                                                    31,573     38,522     163,259     121,589
FINANCING ACTIVITIES:
   Increase in long-term debt                           --     15,000     675,000      54,000
   Repayment of long-term debt                      (3,556)   (38,011)   (732,199)   (132,935)
   Decrease in obligations under capital leases       (197)      (176)       (569)       (602)
   Increase in financing fees                           --       (550)     (5,993)       (550)
   Issuance of common shares/units                   2,100        374      11,012       3,630
   Dividends paid                                       --     (1,439)     (1,487)     (4,202)
   Distributions paid                              (40,272)        --     (51,442)         --
                                                  --------   --------   ---------   ---------
                                                   (41,925)   (24,802)   (105,678)    (80,659)
INVESTING ACTIVITIES:
   Purchase of capital assets                      (17,865)   (24,246)    (44,052)    (72,386)
   Proceeds on disposition of capital assets            --      1,340         201       1,918
   Decrease in other assets                          2,078      1,736       4,425      15,194
   (Decrease) in other long-term liabilities        (3,912)    (4,280)     (1,276)     (3,513)
                                                  --------   --------   ---------   ---------
                                                   (19,699)   (25,450)    (40,702)    (58,787)
Foreign exchange (gain) loss on cash held in
   foreign currencies                                 (127)       458       2,088      (1,544)
                                                  --------   --------   ---------   ---------
(Decrease) increase in cash and cash
   equivalents                                     (30,178)   (11,272)     18,967     (19,401)
Cash and cash equivalents, beginning of period     139,066     33,660      89,921      41,789
                                                  --------   --------   ---------   ---------
Cash and cash equivalents, end of period          $108,888   $ 22,388   $ 108,888   $  22,388
                                                  --------   --------   ---------   ---------

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.